April 16, 2019

Calvin Choi
Chief Executive Officer
AMTD International Inc.
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

       Re: AMTD International Inc.
           Draft Registration Statement on Form F-1
           Submitted on March 19, 2019
           CIK No. 0001769731

Dear Mr. Choi:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted on March 19, 2019

Cover Page

1. Please revise to disclose the Company's limited operating history. Prospectus Summary, page 1

2. We note your disclosure of your assets under management (AUM) balance as of
       December 31, 2018 in US dollars. Please revise to disclose your AUM in Hong Kong dollars as well and make corresponding changes throughout the draft registration statement.
 Calvin Choi
FirstName LastNameCalvin Choi
AMTD International Inc.
Comapany NameAMTD International Inc.
April 16, 2019
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3. Please expand to discuss the implications of being a controlled company.
Corporate History and Structure , page 4

4. With a view towards revised disclosure, please advise when you anticipate the restructuring to be complete.
5. Please revise to add a brief subsection for each entity on the diagram that will be part of the organization. For each entity, disclose the primary business, the net income or loss for the years ended 2017 and 2018 and the assets and equity at December 31, 2017 and 2018.
Risk Factors, page 13

6. We note you provide various services to China-based clients including Chinese regional banks. As a public company, your auditor is required by law to undergo regular Public
         Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with us. The PCAOB, however, is currently prevented from inspecting the
         U.S.-related audit work and practices of PCAOB-registered firms in China, and, to the extent their audit clients have operations in China, Hong Kong. Please tell us whether the investors in U.S. markets will face this obstacle and will be deprived of the benefits of
         PCAOB inspections of auditors with regards to your consolidated financial statements. If so, please state this fact under a separate risk factor heading and explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures. If not, please tell us why you believe the investors in U.S.
         markets will not face such obstacle.
Risks Relating to Our Business and Industry
We are subject to extensive and evolving regulatory requirements, non-compliance with which may result in penalties...., page 19

7. Please disclose whether there have been any material findings of non-compliance.
Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against...., page 23

8. Please disclose whether you have experienced any material deficiencies or failures in your risk management and internal controls.
Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business..., page 25

9. Please disclose whether you have experienced any such material fraud or misconduct.
 Calvin Choi
FirstName LastNameCalvin Choi
AMTD International Inc.
Comapany NameAMTD International Inc.
April 16, 2019
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We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending...., page 25

10. Please disclose whether you have been subject to any such claims. We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis..., page 25

11. Please revise to clarify whether you have failed to detect material money laundering activities in the past.
Risks Relating to Our ADSs and this Offering
We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways...., page 44

12. For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.
Use of Proceeds, page 47

13. We note your disclosure of intended uses for proceeds are business expansion and potential acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, to the extent known. This is required even if management will have broad discretion in allocating the proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in Instruction 7 to Regulation S-K Item 504. Please note Instruction 6 to Item
         504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses.
Selected Consolidated Financial Data, page 60

14. Please revise to disclose all required financial data such as earnings per share, capital stock, etc. Refer to Item 3.A.2 of Form 20-F. Make corresponding revisions on pages 11 and 12.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 69

15. Please revise to expand the results of operations disclosure for the periods presented to identify and quantify the various factors driving the material changes to your results of operations between the periods. For example, you state on page 14 that your investment banking revenue is directly related to the volume and the value of the transactions;
         however, you do not quantify the volume nor the average value of such transactions
 Calvin Choi
FirstName LastNameCalvin Choi
AMTD International Inc.
Comapany NameAMTD International Inc.
April 16, 2019
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         during the periods presented. Refer to Section III.D of Release 33-6835. In addition, please revise to discuss the Company's financial condition and changes in financial condition for the periods covered by the financial statements including the causes of material changes from year to year in financial statement line items. Refer to Item 5 of
         Form 20-F.
16. We note from your disclosure in Note 13 that accounts receivable increased from
         HK$93,173 thousand at December 31, 2017 to HK$161,093 thousand at December 31,
         2018, including an increase in amounts past due over 3 months of HK$61,501 thousand at
         December 31, 2018 from HK $466 thousand at December 31, 2017. Please revise to discuss material trends within accounts receivable in your next amendment.
17. Your revenues generated from asset management services represent 16.9% and 20.3% of your total revenues excluding the net changes in fair value on financial assets at fair value through profit or loss for the fiscal years ended December 31, 2018 and 2017 and the asset management business is one of your three reportable segments. Given the significance of this revenue stream and of this business to your operations, please revise to provide a rollforward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance. In addition, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates that attributed to the increase in fees during the period. To the extent that fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the
         AUM rollforwards by the different material products. Refer to Item 5.A of Form 20-F.
Shares Eligible For Future Sale
Registration Rights , page 157

18. Please file the registration rights agreement as an exhibit to the registration statement or advise.
Audited Consolidated Financial Statements, page F-1

19. Please revise your consolidated financial statements to label subtotals in accordance with
         IAS 1, paragraphs 55A and 85A.
Consolidated Statements of Profit or Loss and Other Comprehensive Income, page
F-3

20. We note the line item titled 'Unrealized fair value gain' on the Consolidated Statements of
         Profit or Loss and Other Comprehensive Income. Please revise to better describe the net changes in fair value on financial assets at fair value through profit or loss. Make corresponding changes throughout the draft registration statement. Consolidated Statements of Financial Position, page F-4

21.      We note from the Consolidated Statements of Financial Position and
Note 19 on page F-
 Calvin Choi
FirstName LastNameCalvin Choi
AMTD International Inc.
Comapany NameAMTD International Inc.
April 16, 2019
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FirstName LastName
         40 that the entire balance of contract liabilities - HK$55.1 million - is classified as current within the 'Other Payables and Accruals' line item. However, from the table on page F-32, we note that HK$17.9 million of the contract liabilities represent outstanding performance obligations that will not be satisfied within one year. Please revise to disclose separately the current and non-current portions of the contract liabilities on the Consolidated
         Statements of Financial Position and other relevant disclosures throughout the draft registration statement in accordance with IAS 1, paragraph 69.
Notes to the Consolidated Financial Statements
Note 2.3. Summary of Significant Accounting Policies
Revenue Recognition, page F-22

22. We understand from your disclosures throughout the draft registration statement that you provide a range of various products and services to your clients. Please address the following:

             Tell us how frequently you provide multiple products/services in a single contract and related total revenue amount recognized for the periods presented, if known;

             Tell us whether you enter into two or more contracts (where you provide a single product/service in each contract) at or near the same time with the same client (or related parties of the client), how you account for such contracts including your consideration of IFRS 15, paragraph 17, and related total revenue amount for the periods presented, if known;

             Tell us how you account for multiple products/services in a single contract including your consideration of IFRS 15, paragraph 27; and

             Tell us how you allocate the transaction price to performance obligations in a contract with multiple products/services including your consideration of IFRS 15, paragraph 73 and revise to disclose your accounting policies regarding the allocation of the transaction price.
Note 4. Operating Segment Information, page F-26

23. Please revise to include information about the profit or loss for each segment in the periods presented as required by the disclosure requirements of paragraph 21 of IFRS 8.
24. We noted your disclosure on page F-30 that your revenue is derived solely from your operations in Hong Kong. However, we note from disclosures throughout the draft registration statement that you have clients based out of mainland China. Please tell us how your current disclosures comply with IFRS 8, paragraphs 31 and 33 which require information regarding revenues from customers in different geographical areas for
 Calvin Choi
FirstName LastNameCalvin Choi
AMTD International Inc.
Comapany NameAMTD International Inc.
April 16, 2019
April 6 2019 Page 6
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         each reportable segment and revise your disclosures as necessary including other relevant disclosure in the draft registration statement (e.g. Note 5).
Note 6. Operating Expenses/Income, Net, page F-32

25. Please revise to include the complete breakdown of your operating expenses for the periods presented similar to the tabular disclosure on page 66.
Note 13. Accounts Receivable, page F-35

26. Please reconcile the gross carrying amount of accounts receivable at December 31, 2018 in the table on page F-37 of HK$158,518 thousand to the accounts receivable balance at
         December 31, 2018 of HK$161,093 thousand throughout the document.
27. Please revise to include a rollforward of the allowance for loan losses as required by paragraph 35h of IFRS 7.
Note 15. Financial Assets at Fair Value Through Profit or Loss and Stock Loan, page F-38

28. On page 16, you disclose that you make strategic investments in Asia and are subject to concentration risks. In addition, you disclose that your investment portfolio may be concentrated in certain sectors, geographic regions, individual investments or types of securities that may or may not be listed. We note that you hold investments primarily in four companies as of the date of this prospectus. Please revise to include the following disclosures concerning these investments in your next amendment:

             All required disclosures in accordance with IFRS 7, paragraphs 31 and 32 for the concentration risks related to your strategic investments;
             All required disclosures in accordance with Item 11 of Form 20-F related to equity price risk in the Quantitative and Qualitative Disclosures about Market Risk section;
             Disclose the individual components of the 'Listed equity shares, at quoted price'
             included in Financial Assets at Fair Value Through Profit or Loss in Note 15 and
             reconcile to the strategic investments discussed on page 105-106; Disclose the individual components of the 'Unlisted debt securities' included in
             Financial Assets at Fair Value Through Profit or Loss in Note 15 and reconcile to the strategic investments discussed on page 105-106;
             Disclose the individual components of the 'Unlisted equity shares' included in
             Financial Assets at Fair Value Through Profit or Loss in Note 15 and reconcile to the strategic investments discussed on page 105-106;
             Break out the unrealized fair value gain by listed equity shares, unlisted equity shares, and unlisted debt securities in the periods presented; and For unlisted equity investments measured using significant unobservable inputs (Level
             3), please tell us, and revise to include additional information regarding the observable recent transactions with similar risk characteristics used to estimate the fair value in
 Calvin Choi
AMTD International Inc.
April 16, 2019
Page 7
             the periods presented. Please be fulsome and detailed in your response to allow a potential reader of the financial statements to be able to understand the process used to fair value these investments. Refer to paragraphs 91-99 of IFRS13 for guidance.
29. Please revise your next amendment to include the additional details concerning the stock loan:
           The specific equity shares lent (Bank of Qingdao or different equity shares);
           Any recognized unrealized gain on the stock loan in the periods presented;
           If you have a repayment schedule for the stock loan; and If you have an allowance for credit risk related to the stock loan.
Note 23. Related Party Transactions, page F-43

30. We note you have certain outstanding balances with related parties as of the periods presented. Please revise to disclose any provisions for doubtful debts related to the amount of outstanding balances and any expenses recognized during the periods in respect of bad or doubtful debts due from related parties in accordance with IAS 24, paragraphs
         18(c) and (d).
31. You disclose on page F-44 that details of your accounts receivable from your fellow subsidiaries as of January 1, 2017 and December 31, 2018 are disclosed in the Note 13.
         Please tell us how this information is presented in the Note 13 as it is unclear from the current disclosures and how the Note 13 disclosures comply with IAS 24, paragraph 18 and IAS 1, paragraph 78(b).
General

32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-
3434 if you have questions regarding comments on the financial statements and related matters. Please contact Stephen Kim at 202-551-3291or David Irving at 202-551-3321with any other questions.



FirstName LastNameCalvin Choi                                  Sincerely,
Comapany NameAMTD International Inc.
                                                               Division of
Corporation Finance
April 16, 2019 Page 7                                          Office of
Financial Services
FirstName LastName